The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and declared effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-104186

Subject to Completion

Preliminary Prospectus Supplement dated July 24, 2003

to Preliminary Prospectus dated July 24, 2003

VECTREN UTILITY HOLDINGS, INC.

$

% Senior Notes due                     ,

$

% Senior Notes due                     ,

guaranteed by

Indiana Gas Company, Inc.	Southern Indiana Gas and Electric Company	Vectren Energy Delivery of Ohio, Inc.

Our Senior Notes due                     ,          (the “         notes”) bear interest at the rate of     % per year and our Senior Notes due                     ,          (the “         notes”) bear interest at the rate of     % per year. We collectively refer to the          notes and          notes as the “notes.” Interest on the notes is payable semi-annually in arrears on              and             , beginning on             , and at maturity or earlier redemption. The          notes will mature on                     ,         , and the         notes will mature on                     ,         . However, we can redeem the notes at any time prior to maturity at their respective redemption prices described under “Description of the Notes—Optional Redemption.”

The notes will be jointly and severally and fully and unconditionally guaranteed by Indiana Gas Company, Inc., Southern Indiana Gas and Electric Company and Vectren Energy Delivery of Ohio, Inc. Each of these companies is a wholly owned subsidiary of Vectren Utility Holdings, Inc. However, each guarantee is subject to termination upon satisfaction of certain conditions.

The notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness and junior to our secured indebtedness, if any, to the extent of the underlying collateral.

While our subsidiary guarantees are in effect, the notes will effectively rank equally with all of our subsidiaries’ other unsecured senior indebtedness, senior to their preferred equity and junior to their secured indebtedness to the extent of the underlying collateral. If any guarantee is terminated, the notes will effectively rank junior to all liabilities and preferred equity of the related subsidiary.

You should carefully consider the factors set forth under “ Risk Factors” beginning on page S-9 of this prospectus supplement.

	Price to Investors(1)	Underwriting Discount	Proceeds, Before Expenses, to Us
Per note
Total
Per note
Total

(1)	Plus accrued interest from , 2003, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery only in book-entry form through The Depository Trust Company (“DTC”) on or about                     , 2003.

ABN AMRO Incorporated	Banc One Capital Markets, Inc.

Wachovia Securities

BNY Capital Markets, Inc.

Fifth Third Securities, Inc.

NatCity Investments, Inc.

U.S. Bancorp Piper Jaffray

The date of this prospectus supplement is July     , 2003.

This prospectus supplement contains specific information about the terms of the offering of the notes. The accompanying prospectus provides you with a general description of the securities that may be offered thereunder, some of which do not apply to the notes. This prospectus supplement may also add, update or change information contained in the accompanying prospectus. If the general description of debt securities in the accompanying prospectus varies from the specific description of the notes in this prospectus supplement, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with additional information described in the prospectus under the headings “Where You Can Find More Information” and “Incorporation of Information We File With the SEC.”

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the cover page of this prospectus supplement or the accompanying prospectus, as the case may be, and that the information contained in documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of those documents. We undertake no obligation to update these statements in the future. You should understand that our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, “we,” “us,” “Utility Holdings” and “our” refer to Vectren Utility Holdings, Inc. and, where appropriate, our subsidiary companies. The term “underwriters” refers to ABN AMRO Incorporated, Banc One Capital Markets, Inc., Wachovia Securities, Inc., BNY Capital Markets, Inc., Fifth Third Securities, Inc., NatCity Investments, Inc. and U.S. Bancorp Piper Jaffray Inc.

FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding future events and developments are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because those statements are based on expectations and not historical facts, actual results may differ materially from those projected in the particular statements. Important factors that could cause future results to differ include those listed under “Risk Factors” and the following:

•	Weather conditions;

•	The federal and state regulatory environment, including changes in rate-setting and cost-recovery policies, environmental regulations, tax or accounting matters and other laws and regulations to which we are subject;

•	The economic climate, including inflation rates and monetary policies;

•	Unusual or unanticipated changes in normal business operations, including unusual maintenance or repairs and environmental remedial costs;

•	Fluctuation in supply, demand, transmission capacity and prices for energy commodities;

•	Customer growth within our service territories and changes in customers’ usage patterns and energy preferences;

•	Financial market conditions, including changes in availability of capital or interest rate fluctuations;

•	Our ability to carry out our marketing and sales plans, along with the ability to realize synergies associated with our acquisition and investment strategies;

•	The performance of projects undertaken by the nonregulated businesses of our parent company, Vectren Corporation (“Vectren”), and the success of its efforts to invest in and develop new opportunities, including, but not limited to, the realization of Section 29 income tax credits and the success of its coal mining, gas marketing and broadband strategies;

•	Employee or contractor workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages; or

•	Direct or indirect effects on our business, financial condition or liquidity resulting from a change in our credit ratings.

These and other matters are difficult to predict, and many are beyond our control, including those we discuss in this prospectus supplement, the accompanying prospectus and our filings with the Securities and Exchange Commission. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus supplement, the accompanying prospectus or, in the case of documents incorporated by reference, the dates of those documents, as applicable. We undertake no obligation to update these statements in the future.

SUMMARY OF THE OFFERING

This summary provides an overview of the key aspects of the offering of notes. The summary is not complete and does not contain all of the information you should consider before purchasing the notes. You should carefully read all of the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, including the “Risk Factors” section and our financial statements and related notes.

Our Company

Vectren Utility Holdings, Inc., an Indiana corporation (“Utility Holdings”), is a wholly owned subsidiary of Vectren. Utility Holdings was formed on March 31, 2000 to serve as the intermediate holding company for Vectren’s three operating public utilities: Indiana Gas Company, Inc. (“Indiana Gas”), formerly a wholly owned subsidiary of Indiana Energy, Inc., Southern Indiana Gas and Electric Company (“Southern Indiana Gas”), formerly a wholly owned subsidiary of SIGCORP, Inc., and the natural gas distribution operations in west central Ohio, which Vectren acquired from The Dayton Power and Light Company on October 31, 2000 (the “Ohio operations”). We also have other assets that provide information technology and other services to the three utilities.

•	Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 49 of Indiana’s 92 counties.

•	Southern Indiana Gas provides natural gas distribution and transportation services to 10 counties in southwestern Indiana, including Evansville. Southern Indiana Gas also provides electric generation, transmission, and distribution services to 8 counties in southwestern Indiana, including Evansville, and participates in the wholesale power market.

•	The Ohio operations provide natural gas distribution and transportation services to 17 counties in west central Ohio, including Dayton. The Ohio operations are owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (“Vectren of Ohio”), a wholly owned subsidiary of Utility Holdings (53% ownership), and Indiana Gas (47% ownership).

For the twelve-month periods ended March 31, 2003 and 2002, we had net income of $102.4 million and $49.3 million, respectively. For the fiscal years ended December 31, 2002 and 2001, we had net income of $97.1 million and $44.8 million, respectively.

We were incorporated under the laws of Indiana on March 31, 2000; Indiana Gas was incorporated under the laws of Indiana on July 16, 1945 and under the laws of Ohio on June 7, 2000; Southern Indiana Gas was incorporated under the laws of Indiana on June 10, 1912; and Vectren of Ohio was incorporated under the laws of Ohio on November 29, 1999. Our corporate offices are located at 20 N.W. Fourth Street, Evansville, Indiana 47708. Our telephone number is (812) 491-4000.

Recent Developments

Second Quarter Results

For the quarter ended June 30, 2003, Utility Holdings had net income of $1.4 million as compared to $8.7 million for the same quarter a year ago. Results from the second quarter reflect unfavorable weather which decreased net income by $4.3 million from the prior year, a write-off in an entity that processes fly ash, increased operating expenses and depreciation of utility plant additions in 2002 and 2003.

Net income for the six months ended June 30, 2003 was $48.7 million compared to $50.7 million for the same period in 2002.

Significant second quarter and year-to-date items include:

•	weather for the six months ended June 30, 2003 favorably impacted earnings by $5.4 million after tax;

•	higher gas costs which resulted in increased uncollectible accounts expense;

•	the write-off of an investment in an entity that processes fly ash into building materials in the amount of $2.3 million after tax for the six months ended June 30, 2003;

•	an increase of $5.3 million in depreciation and amortization for the six months ended June 30, 2003, compared to the same period in the prior year, due to utility plant additions; and

•	an increase in non-firm wholesale power margins for the six months ended June 30, 2003 to $12.1 million, an increase of $9.0 million over the same period in 2002.

Transfer of Assets to Utility Holdings

Effective January 1, 2003, Vectren transferred certain information technology systems and related assets and buildings from other entities within its consolidated group to us. These assets primarily support the operations of our subsidiaries. The transfer required retroactive restatement of our consolidated financial statements for all periods presented under accounting rules governing combinations of entities under common control. For the year ended December 31, 2002, operating income and net income attributable to the transferred assets were $8.5 million and $3.5 million, respectively. As of December 31, 2002, total assets attributable to the transferred assets were $131.1 million. The asset transfer increased previously reported operating income and net income by $8.1 million and $4.7 million, respectively, in 2001 and by $6.2 million and $3.4 million, respectively, in 2000. As a result of the transfer, our 2001 total assets (primarily non-utility property), liabilities (primarily intercompany payables and borrowings), and equity increased $86.7 million, $51.9 million, and $34.8 million, respectively.

Informal Inquiry Concerning Restatement

We previously announced the restatement of our consolidated financial statements, as well as those of Vectren, for 2000 and 2001 and the completion of the audit by Deloitte & Touche LLP of those consolidated financial statements for the three-year period ended December 31, 2002, as reflected in our respective 2002 annual reports on Form 10-K/A. Vectren is cooperating with the Securities and Exchange Commission (the “SEC”) in an informal inquiry with respect to this previously announced restatement. Vectren has met with the staff of the SEC and is providing information in response to their requests.

Southern Indiana Gas Agreement with Department of Justice and EPA Regarding Culley Generating Station

On June 6, 2003, Southern Indiana Gas, the U.S. Department of Justice (the “USDOJ”) and the U.S. Environmental Protection Agency (“USEPA”) filed a consent decree in the U.S. District Court for the Southern District of Indiana to resolve the lawsuit filed by the USEPA against Southern Indiana Gas on November 3, 1999 alleging that Southern Indiana Gas violated the Clean Air Act at its Culley Generating Station. We expect that the court will enter the consent decree after the mandatory public comment period. The lawsuit sought fines against Southern Indiana Gas for as much as $27,500 per day per violation without specifying the number of days or violations that the USEPA believed occurred.

Under the terms of the proposed agreement, the USDOJ and the USEPA have agreed to drop all challenges of past maintenance and repair activities at the Culley coal-fired units. In reaching the proposed agreement, Southern Indiana Gas did not admit to any of the allegations in the government’s complaint and Southern Indiana Gas continues to believe that it acted in accordance with applicable regulations and conducted only routine maintenance on the units. During the course of the litigation, the government dropped 23 of the original 27 claims.

This proposed agreement would resolve the remaining four claims.

Under the proposed agreement, Southern Indiana Gas has committed to:

•	either repower Culley Unit 1 (50 MW) with natural gas, which would significantly reduce air emissions from this unit, and equip it with selective catalytic reduction control technology for further reduction of nitrogen oxides (“NOx”), or cease operation of the unit by December of 2006;

•

operate the existing selective catalytic reduction control technology recently installed on Culley Unit 3 (287 MW) year round at a lower emission rate than that currently required under the USEPA’s regulations requiring the state of

Indiana to reduce NOx emissions (discussed below), resulting in further NOx reductions;

•	enhance the efficiency of the existing scrubber at Culley Units 2 and 3 for additional removal of sulphur dioxide emissions;

•	install a baghouse by June, 2007 for further particulate matter reductions at Culley Unit 3;

•	conduct a Sulphuric Acid Reduction Demonstration Project as an environmental mitigation project designed to demonstrate an advance in pollution control technology for the reduction of sulfate emissions; and

•	pay a $600,000 civil penalty.

Vectren anticipates that the proposed settlement would result in total capital expenditures through 2007 in a range of between $16 million and $28 million. The lower level of capital expenditures would occur if Southern Indiana Gas elects not to repower Culley Unit 1. Other than the $600,000 civil penalty, Southern Indiana Gas expects that these capital expenditures and related operating expenses would be properly recoverable through rates.

NOx Emissions Reduction Update

Indiana has implemented a plan to comply with the USEPA’s regulations requiring the state to reduce NOx emissions by 31%. Indiana’s state implementation plan requires Vectren to lower its system-wide NOx emissions to 0.14 lbs./million British thermal units (MMBTU) by May 31, 2004. Vectren has initiated steps toward compliance with the revised regulations and Indiana’s implementation plan and expects to achieve environmental compliance in a timely manner. Based on the level of system-wide emissions reductions required and the control technology utilized to achieve the reductions, the current estimated clean coal technology construction costs range from $240 million to $250 million and are expected to be expended during the 2001 to 2006 period. Through March 31, 2003, Vectren has expended $80.8 million. After the equipment is installed and operational, related annual operating expenses, including depreciation expense, are estimated to be between $24 million and $27 million. On January 3, 2003, the Indiana Utility Regulatory Commission (“IURC”) approved a settlement that authorizes total capital cost investment for this project up to $244 million (excluding allowance for funds used during construction) and recovery on those capital costs, as well as the recovery of future operating costs, including depreciation and purchased emission allowances, through a periodic expense recovery mechanism that allows Vectren to recover its costs without filing a formal rate case. The settlement establishes a fixed return of 8 percent on the capital investment, which approximates the return authorized in Vectren’s last electric rate case in 1995.

The Offering

Notes Offered	We are offering $ aggregate principal amount of notes, consisting of $ of the notes bearing interest at a rate of % per year and $ of the notes bearing interest at a rate of % per year.

Interest Payments	We will pay interest on the notes semi-annually in arrears on and of each year, beginning on , to the holders of the notes as of the 15th calendar day of the month immediately preceding the month in which an interest payment date falls, and at maturity or earlier redemption.

Dates of Maturity	The notes will mature on , and the notes will mature on , , unless, in each case, redeemed prior to that date.

Optional Redemption by Utility Holdings	We may redeem the notes, in whole or in part, at any time, at a redemption price equal to the greater of:

•   100% of the principal amount of the notes to be redeemed, and

•   the sum of the present values of the remaining scheduled payments of principal and interest on the related notes, discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus          basis points for the          notes and          basis points for the                 notes,

plus, in either case, unpaid interest accrued to the redemption date.

Ranking	The notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness. The notes will rank junior to our secured indebtedness to the extent of the underlying collateral. At March 31, 2003, we had total unconsolidated liabilities of $700.5 million, none of which was secured. Upon issuance, the notes will be guaranteed by all of our subsidiaries and, while the guarantees are in effect, will rank equally with the other unsecured senior indebtedness of the guarantors, junior to the secured indebtedness of the guarantors to the extent of the underlying collateral, and senior to any preferred equity of the guarantors. Otherwise, the notes will effectively rank junior to all liabilities and preferred equity of our subsidiaries. At March 31, 2003, our subsidiaries had total liabilities and preferred equity of $1.5 billion, of which $245.8 million represented secured indebtedness, $277.3 million represented unsecured indebtedness, $498.5 million represented other unsecured liabilities, $501.8 million represented intercompany payables owing to us, and $0.2 million represented preferred equity. At March 31, 2003, we and our subsidiaries had total consolidated liabilities of $1.7 billion.

Guarantees	Our operating public utility subsidiaries, Indiana Gas, Southern Indiana Gas and Vectren of Ohio, will jointly and severally guarantee the payment of all of our obligations under the notes. The guarantees will be full and unconditional. With respect to each guarantor, the guarantee will be unsecured and will rank equally with all of that guarantor’s other unsecured senior indebtedness, senior to its preferred equity and junior to its secured indebtedness to the extent of the underlying collateral. The guarantee of a guarantor may be terminated if we sell all or substantially all of the stock or assets of that guarantor and certain other conditions are met.

Ratings	The notes will be rated “Baa1” by Moody’s Investors Service, Inc. (“Moody’s”) and “A-” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard and Poor’s”).

Use of Proceeds	We estimate that we will receive net proceeds from the sale of the notes of approximately $ . We intend to use the net proceeds from the offering of the notes to repay a portion of our short-term debt obligations incurred to fund our capital expenditure program, to repay a portion of the long-term obligations of Indiana Gas and Southern Indiana Gas and for other general corporate purposes.

RISK FACTORS

You should carefully consider the risk factors described below, as well as other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus before making an investment in the notes. Additionally risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

The notes will rank junior to the claims of our secured creditors and all secured creditors of our subsidiaries. In addition, at any time that the notes are not covered by guarantees of our subsidiaries, the notes will effectively rank junior to the claims of all unsecured creditors and preferred equity holders of our subsidiaries.

The notes will not be secured by any of our assets or those of our subsidiaries. As a result, the notes are effectively subordinated to any of our secured debt to the extent of the value of the assets securing such debt. In addition, because we are a holding company and conduct our operations through our subsidiaries, our ability to meet our obligations under our indebtedness, including payment of principal of and any premium and interest on the notes, depends on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends, make loans or repay funds to us. Absent the existence of guarantees from our subsidiaries, in any liquidation, dissolution, bankruptcy or other similar proceeding involving our subsidiaries, holders of our notes would be subject to the prior claims of the particular subsidiary’s creditors (whether secured or unsecured) and preferred equity holders. Accordingly, in such circumstances, the notes would effectively rank junior to the claims of all creditors, including trade creditors, and preferred equity holders of our subsidiaries unless we are recognized as a creditor of a particular subsidiary, in which case the notes would continue to effectively rank junior to the claims of secured creditors of that subsidiary to the extent of the value of the assets securing the related debt. Initially, the notes will be guaranteed by Indiana Gas, Southern Indiana Gas and Vectren of Ohio. With respect to each guarantor, the guarantee will be unsecured and will rank equally with all of that guarantor’s other unsecured senior indebtedness, senior to its preferred equity and junior to its secured indebtedness to the extent of the underlying collateral. However, these guarantees may be terminated upon our disposition of a guarantor, but only if certain conditions are satisfied. See “Description of the Notes—The Guarantees.”

At March 31, 2003, we had total unconsolidated liabilities of $700.5 million, none of which was secured, and our subsidiaries had total liabilities and preferred equity of $1.5 billion, of which $245.8 million represented secured indebtedness, $277.3 million represented unsecured indebtedness, $498.5 million represented other unsecured liabilities, $501.8 million represented intercompany payables owing to us, and $0.2 million represented preferred equity. At March 31, 2003, we and our subsidiaries had total consolidated liabilities of $1.7 billion.

A court may be able to void any guarantees of the notes and require holders of the notes to return payments received from the subsidiary guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee of the notes by one or more of our subsidiary guarantors could be voided, or claims in respect of a guarantee could be subordinated to all other debts of any subsidiary guarantor, if, among other things, that subsidiary guarantor, at the time it issued the guarantee:

•	issued the guarantee to delay, hinder or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for issuing the guarantee; and at the time that subsidiary guarantor issued the guarantee, it:

•	was insolvent or rendered insolvent by reason of issuing the guarantee or would be rendered insolvent upon payment of the guarantee;

•	was engaged or about to engage in a business or transaction for which that subsidiary guarantor’s remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature.

If a court determined that the issuance of a guarantee of the notes by a subsidiary guarantor violated applicable federal and state law as described above, any payment by a subsidiary guarantor pursuant to its guarantee of the notes could be voided and required to be returned to that subsidiary guarantor or a fund for the benefit of the creditors of that subsidiary guarantor, or the guarantee could be subordinated to other debts of that subsidiary guarantor.

The measure of insolvency for purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure as to the standard that a court would use to determine whether or not a subsidiary guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantee of the notes would not be voided or the guarantee of the notes would not be subordinated to that subsidiary guarantor’s other debts.

If challenged, any guarantee of the notes issued by one of our subsidiary guarantors could also be subject to the claim that, because the guarantee was issued for our benefit, and only indirectly for the benefit of that subsidiary guarantor, the obligations of that subsidiary guarantor were incurred for less than fair consideration. A court could therefore void the obligations under the guarantee or subordinate the guarantee to that subsidiary guarantor’s other debts or take other actions detrimental to holders of the notes.

A downgrade in our credit rating could negatively affect our ability to access capital.

In November 2002, Moody’s downgraded certain of our debt obligations. Among others, Moody’s ratings on our senior unsecured debt and the senior unsecured debt of Indiana Gas and Southern Indiana Gas were downgraded from A2 to Baa1, with a stable outlook. The reasons cited for the downgrades by Moody’s included weaker credit and fixed charge coverage measures compared to other companies rated A2, resulting from the prior integration and restructuring costs and warm winters of 2001 and 2002; higher leverage compared to other companies rated A2; and lack of weather normalization-type clauses that authorize the utilities to recover gross margin on sales regardless of actual weather patterns.

We may be required to obtain additional permanent financing (1) to fund our capital expenditures, investments and debt security redemptions and maturities, including the significant expenditures for NOx compliance equipment at Southern Indiana Gas, and (2) to further strengthen our capital structure and the capital structures of our subsidiaries. If the rating agencies downgrade our credit ratings, particularly below investment grade, or withdraw our ratings, it may significantly limit our access to the debt capital markets and the commercial paper market, and our borrowing costs would increase. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Finally, there is no assurance that we will have access to the equity capital markets to obtain financing when necessary or desirable.

You may not be able to resell the notes.

The underwriters have advised us that they intend to make a market in the notes. The underwriters will have no obligation to make a market in the notes, however, and may discontinue market making activities, if commenced, at any time without notice. There can be no guarantee that an active trading market will develop and be maintained for the notes. If an active market does not develop, you may not be able to sell your notes when desired, or perhaps at all, or be able sell your notes at a price equal to or above the price you paid for them. The notes may not be appropriate as a short-term investment, and you should consider the potentially illiquid and long-term nature of your investment in the notes offered by this prospectus supplement and the accompanying prospectus.

We operate in an increasingly competitive industry, which may affect our future earnings.

The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures faced by electric and gas utility companies. Increased competition may create greater risks to the stability of our earnings generally and may in the future reduce our earnings from retail electric and gas sales. Currently, several states, including Ohio but not Indiana, have passed legislation that allows electricity customers to choose their electricity supplier in a competitive electricity market, and several other states are considering such legislation. Ohio regulation also provides for choice of commodity providers for all gas customers. In 2003, we implemented this choice for our gas customers in Ohio. Indiana has not adopted any regulation requiring gas choice except for large-volume customers. We cannot assure you that increased competition or other changes in legislation, regulation or policies will not have a material adverse effect on our business, prospects, financial condition or results of operations.

A significant portion of our gas and electric utility sales is used for heating and air conditioning. Accordingly, our operating results fluctuate depending on the weather.

Our gas and electric utility sales are sensitive to variations in weather conditions. We forecast utility sales on the basis of normal weather, which represents a long-term historical average. Since we do not have a weather-normalization mechanism, significant variations from normal weather could have, have had, and will have, a material impact on our earnings.

Risks related to the regulation of our businesses, including environmental regulation, could affect the rates we are able to charge, our costs and our profitability.

Our businesses are subject to regulation by federal, state and local regulatory authorities. In particular, we are subject to regulation by the Federal Energy Regulatory Commission, the IURC and the Public Utility Commission of Ohio. These authorities regulate many aspects of our distribution operations, including construction and maintenance of facilities, operations, safety, the rates that we can charge customers and the rate of return that we are allowed to realize. Our ability to obtain rate increases and rate supplements to maintain our current authorized rate of return depends upon regulatory discretion, and there can be no assurance that we will be able to obtain rate increases or rate supplements or continue receiving our current authorized rate of return.

In addition, our operations and properties are subject to extensive environmental regulation pursuant to a variety of federal, state and municipal laws and regulations. These environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances in the environment. Environmental legislation also requires that facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Our current costs to comply with these laws and regulations are significant to our results of operations and financial condition. In addition, claims against us under environmental laws and regulations could result in material costs and liabilities. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, our environmental expenditures may increase in the future.

From time to time, we are subject to material litigation and regulatory proceedings.

We may be subject to material litigation and regulatory proceedings from time to time. There can be no assurance that the outcome of these matters will not have a material adverse effect on our business, prospects, results of operations or financial condition.

Our gas and electric operations are subject to various risks.

Our electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs. Such operational risks can arise from circumstances such as:

•	facility shutdowns due to equipment failure or operator error;

•	interruption of fuel supply or increased prices of fuel as contracts expire;

•	disruptions in the delivery of electricity;

•	inability to comply with regulatory or permit requirements; and

•	labor disputes.

We are experiencing significantly increased and volatile gas costs.

Commodity prices for natural gas purchases have increased and been volatile in recent years. Subject to regulatory approval, our subsidiaries charge their customers the actual cost they pay for the natural gas purchased on their customers’ behalf. As a result, profit margins on gas sales should not be impacted. However, our subsidiaries have experienced, and may continue to experience, higher working capital requirements, increased expenses, including interest costs and uncollectibles, and possibly some level of price sensitive reduction in volumes sold.

Catastrophic events could adversely affect our facilities and operations.

Catastrophic events such as fires, explosions, floods, terrorist acts or other similar occurrences could adversely affect our facilities and operations.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the notes of approximately $                         after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the notes to repay a portion of our short-term debt obligations incurred to fund our capital expenditure program, including our commercial paper, which, as of March 31, 2003, had a weighted average interest rate of 1.42% per annum and had maturities ranging from one day to 44 days. We also intend to use the net proceeds from the sale of the notes to repay a portion of the long-term obligations of Indiana Gas and Southern Indiana Gas. We may also use a portion of the net proceeds for other general corporate purposes.

CAPITALIZATION

The following table sets forth our historical capitalization at March 31, 2003, as adjusted to reflect the issuance of the notes and use of proceeds therefrom. The following information is not complete, and you should read it together with the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At March 31, 2003
	Actual	As Adjusted (1)
	(dollars in millions)
Long Term Debt	$867.8	$
Common Shareholder’s Equity	797.9
Preferred Stock of Subsidiary	0.2

Total Capitalization	$1,665.9	$

(1)	Adjusted to reflect the issuance of the notes and the use of proceeds therefrom.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Fiscal Year Ended December 31,
Twelve Months Ended March 31, 2003	2002	2001	2000(1)	1999	1998
3.3x	3.1x	1.9x	2.9x	4.0x	3.8x

(1)	Includes two months of the Ohio operations.

For the purpose of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary. Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary. The fiscal year ended December 31, 2000 includes merger-related costs of $31.6 million (after tax). In June 2001, Utility Holdings began implementing a restructuring plan to eliminate administrative and supervisory positions in its utility operations and corporate office. The fiscal year ended December 31, 2001 includes merger related costs of $7.7 million (after tax) and restructuring-related charges of $9.3 million (after tax).

DESCRIPTION OF THE NOTES

Set forth below is a description of the specific terms of the notes. This description is not complete, and you should read it together with the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the caption “Description of the Debt Securities.” In addition, you should read all of the provisions of the indenture (as amended or supplemented from time to time, the “indenture”), dated October 19, 2001, by and among us, as issuer, Indiana Gas, Southern Indiana Gas and Vectren of Ohio, as guarantors, and U.S. Bank National Association, as trustee (the “note trustee”).

General

The             notes and the          notes will each be issued as separate series of debt securities under the indenture and will be limited in aggregate principal amount to $                     and $                     , respectively, subject to the reopening provisions of the indenture. The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000. The entire principal amount of the                 notes and the          notes will mature and become due and payable, together with any unpaid interest accrued thereon, on                     ,                 and            ,         , respectively, unless redeemed prior to that date in accordance with  “—Optional Redemption” below. The notes are not subject to, or entitled to the benefit of, any sinking fund provision.

Interest

Each          note will bear interest at        % per year from the date of original issuance, and each          note will bear interest at         % per year from the date of original issuance. The interest on each note will be payable semi-annually in arrears on              and              of each year, beginning                 (each, an “interest payment date”), to the person in whose name the note is registered at the close of business as of the 15th calendar day of the month immediately preceding the month in which the applicable interest payment date falls and at maturity or earlier redemption, as the case may be. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

In the event that any interest payment date, the stated maturity date or any redemption date is not a business day, then the required payment of principal of and/or premium or interest on the related notes will be made on the next business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the original date. “Business day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Ranking

The notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness and will be junior to our secured indebtedness, if any, to the extent of the underlying collateral. Since the notes, upon issuance, will be guaranteed by all of our subsidiaries, the notes will, while the guarantees are in effect, rank equally with the other unsecured senior indebtedness of the subsidiary guarantors, junior to any secured indebtedness of the subsidiary guarantors to the extent of the underlying collateral, and senior to any preferred equity of the subsidiary guarantors. Otherwise, the notes will effectively rank junior to all liabilities and preferred equity of our subsidiaries. At March 31, 2003, we had total unconsolidated liabilities of $700.5 million, none of which was secured, and our subsidiaries had total liabilities and preferred equity of $1.5 billion, of which $245.8 million represented secured indebtedness, $277.3 million represented unsecured indebtedness, $498.5 million represented other unsecured liabilities, $501.8 million represented intercompany payables owing to us, and $0.2 million represented preferred equity. At March 31, 2003, we and our subsidiaries had total consolidated liabilities of $1.7 billion. See “Risk Factors—The notes will rank junior to the claims of our secured creditors and all secured creditors of our subsidiaries. Except during the time that the notes are covered by guarantees of our subsidiaries, the notes will effectively rank junior to the claims of all unsecured creditors and preferred equity holders of our subsidiaries.” See also “—The Guarantees” below for a discussion of the circumstances in which the guarantees of our subsidiary guarantors may be terminated.

Optional Redemption

The notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date semi-annually (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined below), plus              basis points for the        notes and              basis points for the        notes, plus, in either case, unpaid interest accrued on such notes to the date of redemption.

“Treasury rate” means, with respect to any redemption date applicable to a note, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

“Comparable treasury issue” means the United States Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Independent investment banker” means one of the reference treasury dealers appointed by the note trustee after consultation with us.

“Comparable treasury price” means, with respect to any redemption date applicable to a note, (1) if the note trustee obtains five reference treasury dealer quotations, the average of the three remaining reference treasury dealer quotations after excluding the highest and lowest reference treasury dealer quotation obtained, or (2) if the note trustee obtains fewer than five such reference treasury dealer quotations, the average of all reference treasury dealer quotations obtained.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date applicable to a note, the average, as determined by the note trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the note trustee by such reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Reference treasury dealer” means each of ABN AMRO Incorporated, Banc One Capital Markets, Inc., Wachovia Securities, Inc., BNY Capital Markets, Inc., Fifth Third Securities, Inc., NatCity Investments, Inc., U.S. Bancorp Piper Jaffray Inc. and their respective successors; provided, however, that if any of the underwriters shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), we shall replace that former dealer with another primary treasury dealer.

If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security. See also “—Book Entry Only Issuance—The Depository Trust Company.”

We will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of notes to be redeemed.

The Guarantees

Indiana Gas, Southern Indiana Gas and Vectren of Ohio will, jointly and severally, fully and unconditionally guarantee the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of our obligations under the notes and the provisions of the indenture relating to the notes. If we default in payment of the principal of or any premium or interest on the notes, the subsidiary guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payment. The liability of each subsidiary guarantor will be independent of, and not in consideration of or contingent upon, our liability or the liability of any other party under the notes or the indenture. Further, we may in our sole discretion elect to cause each subsequent subsidiary of ours to fully and unconditionally guarantee all of the obligations under the notes; provided, however, that we have agreed to cause any subsequent subsidiary of ours that guarantees any other obligations of ours to guarantee the obligations under the notes.

The guarantee of each subsidiary guarantor will be unsecured and will rank equally in right of payment with all of that subsidiary guarantor’s other unsecured senior indebtedness, senior to its preferred equity and junior to its secured indebtedness to the extent of the underlying collateral. Except as otherwise specified in the second succeeding paragraph, the guarantees will remain in full force and effect until payment in full of all of the guaranteed obligations.

Each subsidiary guarantor’s obligations will be limited to the maximum amount that (after giving effect to all other contingent and fixed liabilities of such subsidiary guarantor and any collections from, or payments made by or on behalf of, any other guarantors) will result in the obligations of such subsidiary guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors—A court may be able to void any guarantees of the notes and require holders of the notes to return payments received from the subsidiary guarantors.”

Notwithstanding the restrictions on transfer described in the accompanying prospectus under “Description of the Debt Securities—Merger, Consolidation or Sale of Assets,” if we transfer or cause the transfer of all or substantially all of the voting capital stock or assets of any subsidiary guarantor to any person other than us or one of the other subsidiary guarantors, whether by merger, consolidation, sale or other transfer, all of the obligations and liabilities of that subsidiary guarantor under its guarantee will terminate upon transfer so long as:

1.	such subsidiary guarantor has fully repaid all of its indebtedness, if any, to us and the other subsidiary guarantors,

2.	Standard & Poor’s and Moody’s, or their successors, have each confirmed that, as a result of the transfer, our long term credit rating will not fall below BBB- (or its equivalent), in the case of Standard & Poor’s, and Baa3 (or its equivalent), in the case of Moody’s, and

3.	immediately before and immediately after giving effect to the transfer, no event of default and no event which, after notice or passage of time or both, would become an event of default shall have occurred and be continuing.

Book-Entry Only Issuance—The Depository Trust Company

DTC will act as the initial securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee. One or more fully registered global notes will be issued representing in the aggregate the total principal amount of notes of each series, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct Participants are on file with the Securities and Exchange Commission.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for those notes on DTC’s records. The ownership interest of each actual purchaser of notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transactions. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued and we determine that Beneficial Owners may exchange their ownership interests for such certificates or if an event of default under the indenture occurs.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownerships. DTC will have no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts the notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the notes of a series are being redeemed, DTC’s practice is to reduce by lot the amount of the interest of each Direct Participant in the notes to be redeemed.

Although voting with respect to the notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments in respect of the notes will be made to Cede & Co. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us, on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not our responsibility or the responsibility of DTC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is our responsibility, disbursements of such payments to Direct Participants is the responsibility of DTC and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided herein, a Beneficial Owner of an interest in a note will not be entitled to receive physical delivery of notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

DTC may discontinue providing its services as security depository with respect to the notes at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates will be printed and delivered to the holders of record.

Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository) with respect to the notes. In that event, or if there is an event of default under the indenture, certificates for the notes will be printed and delivered to the holders of record.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this section or under the rules and procedures governing their respective operations.

RATINGS

Moody’s has assigned the notes a rating of Baa1 and Standard & Poor’s has assigned the notes a rating of A–. The ratings reflect only the views of the rating agencies and do not constitute a recommendation to buy, sell or hold the notes. An explanation of the significance of the ratings may be obtained only from the rating agencies at the following addresses: Standard & Poor’s, 25 Broadway, New York, New York 10004 and Moody’s, 99 Church Street, New York, New York 10007. There is no assurance that the ratings will, in fact, be assigned or remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither we nor the underwriters have undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the notes. Any downward revision or withdrawal of the ratings would likely have an adverse effect on any trading market for, and/or the market price of, the notes.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the respective principal amounts of each series of notes set forth opposite their names below:

Underwriter	Principal amount of notes	Principal amount of notes
ABN AMRO Incorporated	$	$
Banc One Capital Markets, Inc.
Wachovia Securities, Inc.
BNY Capital Markets, Inc.
Fifth Third Securities, Inc.
NatCity Investments, Inc.
U.S. Bancorp Piper Jaffray Inc.

Total	$	$

The underwriters propose initially to offer each series of notes to the public at the respective public offering prices set forth on the cover page of this prospectus supplement and to dealers at those prices less a concession not in excess of        % of the principal amount of the        notes and        % of the principal amount of the                notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of        % of the principal amount of the        notes and        % of the principal amount of the        notes to other dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed.

Each series of notes is a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes. The underwriters will have no obligation to make a market in the notes, however, and may discontinue market making activities, if commenced, at any time without notice.

We and our subsidiary guarantors have jointly and severally agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We have agreed, during the period of        days from the date on which the notes are purchased by the underwriters, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any additional notes, any security convertible into or exchangeable into or exercisable for notes or any debt securities substantially similar to the notes or any security convertible into, exchangeable into or exercisable for any such debt securities, without the prior written consent of the underwriters.

Banc One Capital Markets, Inc. will make the notes available for distribution on the internet through a proprietary website and/or a third-party system operated by Market Axess Inc., a registered broker-dealer that is an internet-based communications technology provider (“Market Axess”). Market Axess is providing the system as a conduit for communications between Banc One Capital Markets, Inc. and its customers and is not a party to any transactions. Market Axess will receive compensation from Banc One Capital Markets, Inc. based on transactions Banc One Capital Markets, Inc. conducts through the system. Banc One Capital Markets, Inc. will make the notes available to its customers through internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Some of the underwriters and their affiliates have performed services for us and our affiliates in the past, for which they have received customary compensation. They may also perform services for us and our affiliates in the future.

LEGAL OPINIONS

The validity of the notes and the guarantees of Indiana Gas and Southern Indiana Gas will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana. The guarantees of Vectren of Ohio and Indiana Gas will be passed upon for us by Kegler, Brown, Hill & Ritter, Columbus, Ohio. Sidley Austin Brown & Wood LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

Our consolidated financial statements and the related consolidated financial statement schedules as of December 31, 2002 and 2001, and for each year in the three-year period ended December 31, 2002, incorporated in this prospectus supplement by reference from Utility Holdings’ Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2002, filed on June 18, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated in this prospectus supplement by reference (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the changes in the method of accounting for goodwill described in Note 2G and financial derivative instruments and hedging activities described in Note 12, and the restatement described in Note 3), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JULY 24, 2003

PROSPECTUS

$150,000,000

VECTREN CORPORATION

Common Stock

(and Common Stock Purchase Rights)

$200,000,000

VECTREN UTILITY HOLDINGS, INC.

Debt Securities

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY Guarantee of Debt Securities	INDIANA GAS COMPANY, INC. Guarantee of Debt Securities

VECTREN ENERGY DELIVERY

OF OHIO, INC.

Guarantee of Debt Securities

•	Vectren Corporation may offer from time to time up to $150,000,000 of its common stock.

•	The common stock of Vectren Corporation is listed on the New York Stock Exchange under the symbol “VVC”.

•	Vectren Utility Holdings, Inc. a wholly owned subsidiary of Vectren Corporation, may offer from time to time up to $200,000,000 of its non-convertible investment grade debt securities, guaranteed by each of its wholly owned subsidiaries, Southern Indiana Gas and Electric Company, Indiana Gas Company, Inc. and Vectren Energy Delivery of Ohio, Inc. The guarantees are full and unconditional and joint and several.

•	We may sell the securities through agents, to or through underwriters, or through dealers, directly by us to purchasers or through a combination of these methods for sale. See “Plan of Distribution” for more information.

•	We will provide the specific terms of these securities in supplements to this prospectus.

•	You should read this prospectus and the applicable prospectus supplement relating to the specific offering of securities carefully before you invest.

•	This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July     , 2003

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, Vectren Corporation may from time to time sell shares of its common stock in one or more offerings up to an initial offering price of $150,000,000, and Vectren Utility Holdings, Inc. may from time to time sell debt securities in one or more offerings up to an initial offering price of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material U.S. federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. If the descriptions of the applicable securities vary between this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the related prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation of Information We File with the SEC.”

You should rely only on the information contained or incorporated by reference in this prospectus or the related prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, and that the information contained in documents incorporated by reference in this prospectus is accurate only as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated, the terms “we,” “us” and “our” refer to Vectren Corporation and, where appropriate, our subsidiary companies.

FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus regarding future events and developments are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because those statements are based on expectations and not historical facts, actual results may differ materially from those projected in the particular statements. Important factors that could cause future results to differ include those listed under “Risk Factors” and the following:

•	Weather conditions;

•	The federal and state regulatory environment, including changes in rate-setting and cost-recovery policies, environmental regulations, tax or accounting matters and other laws and regulations to which we are subject;

•	The economic climate, including inflation rates and monetary policies;

•	Unusual or unanticipated changes in normal business operations, including unusual maintenance or repairs and environmental remedial costs;

•	Fluctuation in supply, demand, transmission capacity and prices for energy commodities;

•	Customer growth within our service territories and changes in customers’ usage patterns and energy preferences;

•	Financial market conditions, including changes in availability of capital or interest rate fluctuations;

•	Our ability to carry out our marketing and sales plans, along with the ability to realize synergies associated with our merger and investment strategies;

•	The performance of projects undertaken by our nonregulated businesses and the success of efforts to invest in and develop new opportunities, including, but not limited to, the realization of Section 29 income tax credits and our coal mining, gas marketing and broadband strategies;

•	Employee or contractor workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages; and

•	Direct or indirect effects on our business, financial condition or liquidity resulting from a change in our credit ratings.

These and other matters are difficult to predict and many are beyond our control, including those we discuss in this prospectus and our filings with the Securities and Exchange Commission. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents, and we undertake no obligation to update these statements in the future.

VECTREN CORPORATION AND

SUBSIDIARY COMPANIES

Vectren Corporation (“Vectren”) is an energy and applied technology holding company headquartered in Evansville, Indiana. We are also a public utility holding company exempt under the Public Utility Holding Company Act of 1935 and began our operations on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. (“Indiana Energy”) and SIGCORP, Inc. (“SIGCORP”). On October 31, 2000, we acquired the natural gas distribution assets of the Dayton Power and Light Company, located in west central Ohio (the “Ohio operations”). We segregate our businesses into a regulated business segment, which includes gas and electric utility services, and a nonregulated business segment.

Our wholly owned subsidiary, Vectren Utility Holdings, Inc. (“Utility Holdings”), is the intermediate holding company for our three operating public utilities: Indiana Gas Company, Inc. (“Indiana Gas”), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (“Southern Indiana Gas”), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations. Utility Holdings also has other assets that provide information technology and other services to the three utilities.

•	Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 49 of Indiana’s 92 counties.

•	Southern Indiana Gas provides natural gas distribution and transportation services to 10 counties in southwestern Indiana, including Evansville. Southern Indiana Gas also provides electric generation, transmission, and distribution services to 8 counties in southwestern Indiana, including Evansville, and participates in the wholesale power market.

•	The Ohio operations provide natural gas distribution and transportation services to 17 counties in west central Ohio, including Dayton. The Ohio operations are owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (“Vectren of Ohio”), a wholly owned subsidiary of Utility Holdings (53% ownership), and Indiana Gas (47% ownership).

We are also involved in nonregulated activities in three primary business areas: Energy Marketing and Services, Coal Mining, and other businesses.

•	Energy Marketing and Services provides natural gas and fuel supply management to our utility operations and to third parties and engages in performance-based energy contracting services.

•	Coal Mining mines and sells coal to our utility operations and to third parties and generates Internal Revenue Service (“IRS”) Code Section 29 investment tax credits relating to the production of coal-based synthetic fuels.

•	Our other businesses provide utility infrastructure, broadband communication services, municipal broadband consulting and retail services and invest in other energy-related opportunities and real estate and leveraged leases.

Vectren was incorporated under the laws of Indiana on June 10, 1999; Utility Holdings was incorporated under the laws of Indiana on March 31, 2000; Indiana Gas was incorporated under the laws of Indiana on July 16, 1945 and under the laws of Ohio on June 7, 2000; Southern Indiana Gas was incorporated under the laws of Indiana on June 10, 1912; and Vectren of Ohio was incorporated under the laws of Ohio on November 29, 1999. Our corporate offices are located at 20 N.W. Fourth Street, Evansville, Indiana 47708. Our telephone number is (812) 491-4000.

USE OF PROCEEDS

Unless the prospectus supplement indicates otherwise, we will use the net proceeds we receive from the sale of the securities described in this prospectus for general corporate purposes, which may include reducing outstanding short-term debt obligations (including debt incurred through our commercial paper program), financing future acquisitions, financing the development and construction of new facilities, additions to working capital, reductions of the indebtedness of our subsidiaries, and financing of capital expenditures. We may invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the securities described in this prospectus will depend on market conditions and the availability to us of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratios of earnings to fixed charges for Utility Holdings for the periods indicated.

	Twelve Months Ended March 31, 2003	Fiscal Year Ended December 31,
		2002	2001	2000(1)	1999	1998
Ratio of Earnings to Fixed Charges	3.3x	3.1x	1.9x	2.9x	4.0x	3.8x

(1)	Includes two months of the Ohio operations.

For the purpose of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary. Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary. The fiscal year ended December 31, 2000 includes merger-related costs of $31.6 million (after tax). In June 2001, Utility Holdings began implementing a restructuring plan to eliminate administrative and supervisory positions in its utility operations and corporate office. The fiscal year ended December 31, 2001 includes merger related costs of $7.7 million (after tax) and restructuring-related charges of $9.3 million (after tax).

DESCRIPTION OF STOCK

General

We may issue common stock from time to time. The total amount of authorized capital stock of Vectren is 480,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of May 31, 2003, 68,059,418 shares of common stock and no shares of preferred stock were issued and outstanding. The following summary highlights the material provisions of our Articles of Incorporation, our bylaws and the Indiana Business Corporation Law (“IBCL”) relating to our capital stock. You should read our articles, our bylaws and the applicable provisions of the IBCL.

Board of Directors

Our Articles and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of Vectren unless the takeover or change in control is approved by the board. The Articles provide for a minimum of one and a maximum of sixteen members of the board, the actual number to be specified by the bylaws, which currently set the number of directors at thirteen. The Articles also provide that the bylaws may provide for classes of directors. In accordance therewith, there are currently three classes of directors on the board. Notice of nominations of persons to the board may be made by our shareholders and must be sent to us not less than 90 nor more than 120 days before the meeting at which directors will be elected.

Common Stock

Dividends and Rights upon Liquidation

The holders of our outstanding common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the board of directors may from time to time determine. Our common stock is not convertible or exchangeable into other securities, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata the assets of Vectren which are legally available for distribution, after payment of all of our debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of our shareholders. Except as otherwise required by law or our Articles, the holders of our common stock vote together on all matters submitted to a vote of the shareholders, including the election of directors. The bylaws provide that the representation, in person or by proxy, of a majority of the stock outstanding and entitled to vote at a meeting of shareholders constitutes a quorum for conducting business. The Articles provide that the following actions may be taken only with the affirmative vote of holders of 80% of the combined voting power of our outstanding stock entitled to vote:

•	removal for cause of a director;

•	amendment or repeal of the provision regarding director removal for cause; and

•	certain business combinations unless the business combination is approved by a majority of continuing directors or the business combination satisfies a fair price test.

A “continuing director” means any member of the board who is unaffiliated with the other party to a business combination which is the beneficial owner of more than 10% of the voting power of our stock and who was a member of the board prior to the time that such other party to a business combination became the beneficial owner of more than 10% of the voting power of our stock, and any successor of a continuing director who is unaffiliated with the other party to a business combination and is recommended to succeed a continuing director by a majority of continuing directors then on the board.

Advance Notice of Shareholder Business; Special Meetings of Shareholders

Notice of any business proposed by a Vectren shareholder to be conducted at any meeting of shareholders must be sent to us not less than 90 nor more than 120 days before the meeting at which the business is conducted. The board or our Chief Executive Officer may call special meetings of our shareholders. Our shareholders have no right to call a special meeting of the shareholders or to amend the bylaws.

Our shares of common stock are traded on the New York Stock Exchange under the symbol “VVC.” The transfer agent and registrar for Vectren’s common stock is National City Bank.

Preferred Stock

The board may, without further action by our shareholders, from time to time, direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Vectren before any payment is made to the holders of our common stock. The issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. The board, without shareholder approval, may issue preferred stock with voting and conversion and/or exchange rights, which could adversely affect the holders of our common stock. There are no shares of preferred stock outstanding.

Shareholder Rights Agreement

The board has adopted a Shareholder Rights Agreement which is generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of Vectren to treat each shareholder on a fair and equal basis. Under the Shareholder Rights Agreement, the board has declared a dividend distribution of one right for each outstanding share of our common stock. A right will attach to each common share we issue. Each right entitles the holder to purchase from us one share of common stock at a price of $65.00 per share (subject to adjustment to prevent dilution). Initially, the rights will not be exercisable. The rights become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons (a “Vectren acquiring person”) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock (or a 10% acquiror who is determined by our board to be an adverse person), or 10 days following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person or group becoming a Vectren acquiring person. Our Shareholder Rights Agreement expires October 25, 2009.

Indiana Statutes

The IBCL limits some transactions between an Indiana company and any person who acquires 10% or more of the company’s common stock (an “interested shareholder”). During the five-year period after the acquisition, an interested shareholder cannot enter into a business combination with the company unless, before the interested shareholder acquired the common stock, the board of directors of the company approved the acquisition of common stock or approved the business combination. After the five-year period, an interested shareholder can enter into only the following three types of business combinations with the company: (i) a business combination approved by the board of directors of the company before the interested shareholder acquired the common stock; (ii) a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and (iii) a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per common share paid by the interested shareholder.

In addition, a person who makes a tender offer for, or otherwise acquires shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of an Indiana corporation that has elected to be subject to the “Control Share Acquisitions Statute” of the IBCL may lose the right to vote the shares which take the acquiror over these respective levels of ownership. Before an acquiror may vote the shares that take the acquiror over these ownership thresholds, the acquiror must obtain the approval of a majority of the shares of each class or series of shares entitled to vote separately on the proposal, excluding shares held by officers of the corporation, by employees of the corporation who are directors of the corporation and by the acquiror. The Control Share Acquisitions Statute also authorizes a corporation to redeem the shares held by a person that exceed the ownership thresholds in the statute, provided that the corporation’s articles or bylaws authorized such a redemption prior to the date the person acquires such shares. Our articles and bylaws do not include a provision authorizing such a redemption. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Because we have not made such an election in our Articles or bylaws, acquisitions of our shares remain subject to the statute.

DESCRIPTION OF THE DEBT SECURITIES

General

Utility Holdings may issue debt securities from time to time in one or more series. Utility Holdings will issue the debt securities pursuant to an indenture between Utility Holdings and U.S. Bank National Association, as trustee. Indiana Gas, Southern Indiana Gas and Vectren of Ohio (collectively, the “guarantors”) will jointly and severally guarantee the debt securities pursuant to a guarantee in favor of holders of the debt securities. We have filed the forms of the indenture and the guarantee as exhibits to the registration statement of which this prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The indenture, as amended or supplemented from time to time in accordance with its terms, is referred to in this prospectus as the “indenture,” and the guarantee, as amended or supplemented from time to time in accordance with its terms, is referred to in this prospectus as the “guarantee.” The indenture is subject to and governed by the Trust Indenture Act of 1939. The aggregate principal amount of debt securities that Utility Holdings may issue under the indenture is unlimited and the indenture will set forth the specific terms of any series of debt securities or provide that such terms will be set forth in, or determined pursuant to, a board resolution authorizing the series and/or a supplemental indenture, if any, relating to such series.

The following is a summary describing the debt securities, the indenture and the guarantee below. We do not claim the summaries are complete. For a more detailed description, you should read all of the provisions of the indenture and the guarantee. You should also read the applicable prospectus supplement, including any applicable U.S. federal income tax considerations, and any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement.

Terms

The debt securities will be senior unsecured obligations of Utility Holdings.

The debt securities will rank equal in right of payment with all of the other unsecured and unsubordinated indebtedness of Utility Holdings and junior to its secured indebtedness to the extent of the collateral securing the same.

The specific terms of each series of debt securities, including the following, as applicable, will be set forth in the related prospectus supplement:

(1)	the title of the series of debt securities;

(2)	any limit upon the aggregate principal amount of the securities of the series that may be authenticated and delivered under the indenture;

(3)	the date or dates on which the principal of the debt securities will be payable, and, if applicable, the terms on which the maturity may be extended and the rights, if any, of the holders to require early repayment of the securities;

(4)	the rate or rates at which the debt securities will bear interest, if any (whether floating or fixed), the provisions, if any, for determining the interest rate or rates, the date or dates (or the method for determining such dates) from which interest will accrue, the interest payment dates and the regular record dates and the basis upon which interest, if any, will be calculated if other than that of a 360-day year of twelve 30-day months;

(5)	the place or places where the principal of and premium, if any, and interest, if any, on the debt securities will be payable, where the debt securities may be surrendered for registration of transfer or exchange and where notices to Utility Holdings or demands upon Utility Holdings in respect of the debt securities and the indenture may be served;

(6)	the price or prices at which, the period or periods within which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at the option of Utility Holdings, pursuant to a sinking fund or otherwise;

(7)	the obligation of Utility Holdings, if any, to redeem, purchase or repay the debt securities, in whole or in part, pursuant to a sinking fund or otherwise or at the option of a holder of the debt securities, and the price or prices at which, the period or periods within which and the terms and conditions upon which Utility Holdings will redeem, purchase or repay the debt securities;

(8)	any deletions from, modifications of or additions to the events of default provided for in the indenture with respect to the debt securities, and any deletions from, modifications of or additions to the covenants or obligations of Utility Holdings provided for in the indenture;

(9)	if less than 100% of the principal amount of the debt securities is payable on acceleration at any time, a schedule of or the manner of computing the amounts that are so payable from time to time;

(10)	the form of the debt securities, including whether the debt securities will be issued in whole or in part in the form of one or more global securities and, in such case, the depository with respect to such global security or securities and the circumstances under which any global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depository or its nominee;

(11)	if other than United States dollars, the currency or currencies in which payment of the principal of or premium, if any, or interest, if any, on the debt securities will be payable;

(12)	if the principal of or premium, if any, or interest, if any, on the debt securities is to be payable, at the election of Utility Holdings or the election of a holder, in a currency or currencies other than that in which the debt securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

(13)	if the amount of payments of principal of or premium, if any, or interest, if any, on the debt securities may be determined with reference to an index based on a currency or currencies other than that in which the debt securities are stated to be payable, the manner in which the amounts will be determined;

(14)	whether and under what circumstances Utility Holdings will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether Utility Holdings will have the option to redeem the debt securities in lieu of making such payment;

(15)	any provision relating to the issuing of the debt securities as original issue discount securities (including, without limitation, the issue price of the debt securities, the rate or rates at which the original issue discount, if any, will accrue and the date or dates from or to which, or period or periods during which, the original issue discount will accrue;

(16)	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which Utility Holdings will issue the debt securities;

(17)	whether defeasance or covenant defeasance will apply to the debt securities; and

(18)	any other terms of the debt securities; provided, that such other terms do not conflict with any express terms of any other debt securities which shall be issued and outstanding.

Any series of debt securities may be reopened and additional debt securities of that series may be issued without the consent of the holders of the previously issued debt securities of that series.

If the applicable prospectus supplement provides, the debt securities may be issued at a discount below their principal amount and provide that less than the entire principal amount of the debt securities will be payable upon declaration of acceleration of the maturity of the debt securities. In such cases, all material U.S. federal income tax considerations will be described in the applicable prospectus supplement.

Except as may be set forth in the applicable prospectus supplement or as otherwise specified in this prospectus under “—Certain Covenants,” the debt securities will not contain any provisions that would limit the ability of Utility Holdings or any of its subsidiaries to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged transaction involving Utility Holdings or in the event of a change of control.

Denomination, Interest, Registration and Transfer

Utility Holdings will issue the debt securities of each series only in registered form, without coupons, in denominations of $1,000, or in such other currencies or denominations as may be set forth in the indenture or specified in, or pursuant to, a board resolution authorizing the series and/or a supplemental indenture, if any, relating to the series of debt securities.

The principal of and premium, if any, and interest, if any, on any series of debt securities will be payable at the corporate trust office of the trustee. The address of the trustee will be stated in the applicable prospectus supplement.

Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series:

•	will be exchangeable for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and tenor upon surrender of the debt securities at the trustee’s corporate trust office or at the office of any registrar designated by Utility Holdings for that purpose; and

•	may be surrendered for registration of transfer or exchange at the corporate trust office of the trustee or at the office of any registrar designated by Utility Holdings for that purpose.

No service charge will be made for any registration of transfer or exchange, but Utility Holdings may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers and exchanges. Utility Holdings may act as registrar and may change any registrar without notice to the holders of any series of debt securities.

Certain Covenants

The applicable prospectus supplement will describe any material covenants in respect of a series of debt securities that are not described in this prospectus. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will include the covenants described below.

Generally used definitions

The following are terms used in the covenants described below that have specific meanings in the indenture.

“attributable debt” will mean, with respect to any sale and leaseback transaction as of any particular time, the present value, discounted at the rate of interest implicit in the terms of the lease, of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease, including any period for which such lease has been extended or may, at the option of Utility Holdings, be extended.

“consolidated net tangible assets” will mean Utility Holdings and its subsidiary companies’ total assets appearing on a consolidated balance sheet, less, without duplication:

(1)	current liabilities;

(2)	reserves for estimated rate refunds pending the outcome of a rate proceeding to the extent such refunds have not been finally determined;

(3)	all intangible assets; and

(4)	deferred income tax assets.

“funded debt” will mean:

(1)	all indebtedness maturing one year or more from the date of the creation of the indebtedness;

(2)	all indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating to the indebtedness, to a date one year or more from the date of the creation of the indebtedness; and

(3)	all indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit with a term of one year or more.

“indebtedness” will mean:

(1)	any liability of any person:

(a)	for borrowed money;

(b)	evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets (other than inventory or similar property acquired in the ordinary course of business), including securities;

(c)	for the payment of money relating to a capitalized lease obligation; or

(d)	in respect of acceptances or letters of credit or similar instruments issued or created for the account of such person;

(2)	any preferred stock of any person that is redeemable other than at the option of such person;

(3)	any guarantee by any person of any liability or preferred stock of others described in the preceding clauses (1) or (2); and

(4)	any amendment, renewal, extension or refunding of any liability or preferred stock of the types referred to in clauses (1), (2) or (3) above.

“lien” will mean any mortgage, lien, pledge, charge or other security interest or encumbrance of any kind.

“principal domestic property” will mean any property, plant, equipment or facility of Utility Holdings or a guarantor, as applicable, that is located in the United States or any territory or political subdivision thereof, except any property that the board of directors or management of Utility Holdings determines is not material to its business or operations and the business or operations of its subsidiary companies, taken as a whole.

“sale and leaseback transaction” will mean a sale or transfer of any of the principal domestic properties of Utility Holdings or a guarantor, where Utility Holdings or such guarantor takes back a lease of such principal domestic property.

“significant subsidiary” will mean any of the subsidiary companies of Utility Holdings, including any subsidiary company of any of its subsidiary companies, which meets any of the following conditions:

(1)	investments in and advances to the subsidiary company by Utility Holdings and its other subsidiary companies exceed 10 percent of the total assets of Utility Holdings and its subsidiary companies consolidated as of the end of any two of the three most recently completed fiscal years;

(2)	Utility Holdings and its other subsidiary companies’ proportionate share of the subsidiary companies’ total assets exceeds 10 percent of the total assets of Utility Holdings and its subsidiary companies consolidated as of the end of any two of the three most recently completed fiscal years; or

(3)	Utility Holdings and its other subsidiary companies’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the subsidiary company exceeds 10 percent of the consolidated income of Utility Holdings and its subsidiary companies as of the end of any two of the three most recently completed fiscal years.

“stated maturity” when used with respect to any security or any installment of interest on the security will mean the date specified in the security as the fixed date on which the principal of the security or such installment of interest is due and payable.

“subsidiary company” will mean:

(1)	a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by Utility Holdings and/or other subsidiary companies of Utility Holdings; or

(2)	any person other than a corporation in which Utility Holdings and/or other subsidiary companies of Utility Holdings, directly or indirectly, at the date of determination have at least a majority ownership interest;

provided, however, that no corporation will be deemed a subsidiary company until Utility Holdings or other subsidiary companies of Utility Holdings acquire more than 50% of the outstanding voting stock of the corporation and have elected a majority of its board of directors.

Restrictions on liens

Neither Utility Holdings nor any guarantor will incur, create, assume or otherwise become liable with respect to any indebtedness secured by a lien, or guarantee any indebtedness with a guarantee that is secured by a lien, on any principal domestic property of Utility Holdings or a guarantor or any shares of stock or indebtedness of any significant subsidiary, without effectively providing that the debt securities of each series (together with, if Utility Holdings or a guarantor so determines, any other indebtedness of Utility Holdings or a guarantor then existing or thereafter created ranking equally with the debt securities of each series) will be secured equally and ratably with (or, at the option of Utility Holdings or a guarantor, prior to) such secured indebtedness, so long as the secured indebtedness will be so secured; provided, however, that this covenant will not apply to indebtedness secured by:

(1)	liens existing on the date of the indenture;

(2)	liens in favor of governmental bodies to secure progress, advance or other payments;

(3)	liens existing on property, shares of stock or indebtedness at the time of acquisition thereof (including acquisition through lease, merger or consolidation) or liens to secure the payment of all or any part of the purchase price thereof or the cost of construction, installation, renovation, improvement or development thereon or thereof or to secure any indebtedness incurred prior to, at the time of, or within 360 days after the later of the acquisition, completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property or within 360 days after the acquisition of such shares or indebtedness for the purpose of financing all or any part of the purchase price thereof;

(4)	liens securing indebtedness in an aggregate amount which, at the time of incurrence and together with all outstanding attributable debt in respect of sale and leaseback transactions permitted by the second clause (2) in the “Restrictions on sales and leasebacks” covenant described below, does not exceed 10 percent of the consolidated net tangible assets of Utility Holdings and its subsidiary companies;

(5)	liens securing indebtedness other than funded debt; and

(6)	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the above clauses (1) through (5) inclusive; provided that the extension, renewal or replacement of the lien is limited to all or any part of the same property, shares of stock or indebtedness that secured the lien extended, renewed or replaced (plus improvements on the property), and that the secured indebtedness at the time is not increased.

Restrictions	on sales and leasebacks

Neither Utility Holdings nor any guarantor will enter into any sale and leaseback transaction, unless:

(1)	the principal domestic property is sold within 360 days from the date of acquisition of the property or the date of the completion of construction or commencement of full operations of the property, whichever is later; or

(2)	within 120 days after a sale described in clause (1) above, Utility Holdings or a guarantor, as applicable, will apply or cause to be applied to the retirement of its funded debt or the funded debt of any of its subsidiary companies (other than the funded debt of Utility Holdings or a guarantor, as applicable, which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the debt securities of each series) an amount not less than the greater of (A) the net proceeds of the sale of the principal domestic property or (B) the fair value (as determined in any manner approved by our board of directors) of the principal domestic property.

The provisions of this covenant will not prevent a sale and leaseback transaction if:

(1)	the lease Utility Holdings or a guarantor entered into in connection with the transaction is for a period, including renewals, of not more than 36 months; or

(2)	Utility Holdings or a guarantor would, at the time of entering into the sale and leaseback transaction, be entitled, without equally and ratably securing the debt securities, to create or assume a lien on the principal domestic property securing indebtedness in an amount at least equal to the attributable debt in respect of the sale and leaseback transaction pursuant to clause (4) above in the “Restrictions on liens” covenant.

Merger, Consolidation or Sale of Assets

Each of Utility Holdings and the guarantors agrees that it will not consolidate with or merge with or into any other person or transfer all or substantially all of its respective properties and assets as an entirety to any person, unless:

(1)	either Utility Holdings or the guarantor, as the case may be, will be the continuing person, or the person (if other than Utility Holdings or the guarantor) formed by the consolidation or into which Utility Holdings or the guarantor are merged or to which all or substantially all of the properties and assets of Utility Holdings or the guarantor as an entirety are transferred is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and such corporation expressly assumes all of the obligations of Utility Holdings or the guarantor, as the case may be, under each series of debt securities or the related guarantees, as applicable, and the indenture; and

(2)	immediately before and immediately after giving effect to such transaction, no event of default and no event which, after notice or passage of time or both, would become an event of default shall have occurred and be continuing.

Notwithstanding the foregoing, any guarantor may consolidate with, merge with or into or transfer all or part of its properties and assets to Utility Holdings or any of the other guarantors.

See “—Guarantees” below for a discussion of the termination of the guarantees.

Defeasance

If it is specified in the applicable prospectus supplement that either or both of defeasance or covenant defeasance is applicable to the debt securities, then Utility Holdings may elect to have these options apply to the debt securities upon satisfaction of certain conditions.

If Utility Holdings is entitled to elect, and does elect, the defeasance option, upon satisfaction of the conditions described below, Utility Holdings and the guarantors will be deemed to have paid and discharged the entire indebtedness represented by the debt securities and, with certain exceptions, to have satisfied its obligations under the debt securities and the indenture. If Utility Holdings is entitled to elect, and does elect, the covenant defeasance option, Utility Holdings may omit to comply with, and will have no liability or obligations with respect to, the covenants relating to merger, consolidation or sale of assets and restrictions on liens and sales and leasebacks.

The following are the conditions to the applicability of defeasance or covenant defeasance as the case may be:

(1)	Utility Holdings must irrevocably deposit with the trustee funds for the purpose of making the following payments, (a) in the case of debt securities denominated in U.S. dollars, (i) an amount of cash, or (ii) direct non-callable obligations of, or guaranteed by, the United States of America, which through the scheduled payment of principal and interest will provide, within two weeks of the due date of any payment, money in an amount, or (iii) a combination of the above, sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the trustee, to pay and discharge, the principal of, premium, if any, and each installment of interest on such debt securities on their respective stated maturities in accordance with the terms of the indenture and of such debt securities, or (b) in the case of debt securities denominated in currency other than U.S. dollars, an amount of required currency sufficient to pay and discharge the principal of, premium, if any, and each installment of interest on such securities on their respective stated maturities in accordance with the terms of this indenture and of such securities.

(2)	No event of default or event with which notice or lapse of time or both would become an event of default with respect to such securities shall have occurred and be continuing on the date of the deposit and, with respect to defeasance only, at any time during the period ending on the 123rd day after the date of the deposit.

(3)	Defeasance or covenant defeasance shall not cause the trustee for the debt securities to have a conflicting interest for purposes of the TIA with respect to any debt securities.

(4)	Defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument.

(5)	Such defeasance or covenant defeasance shall not cause any debt securities then listed on any registered national securities exchange under the Securities Exchange Act of 1934 to be delisted.

(6)	In the case of a defeasance election, the trustee shall have received an opinion of counsel stating that (a) Utility Holdings has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the indenture there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(7)	In the case of a covenant defeasance election, the trustee shall have received an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of a covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(8)	The trustee shall have received an officer’s certificate or an opinion of counsel stating that all conditions precedent provided for in the indenture have been complied with.

Discharge

Generally, Utility Holdings may be discharged from its obligations under the indenture when

(1)	all outstanding debt securities have been delivered to the trustee for cancellation; or

(2)	debt securities which have not been delivered to the trustee have become due and payable, will become due and payable at their stated maturity within one year or if redeemable at the option of Utility Holdings, will be called for redemption within one year and Utility Holdings has deposited sufficient funds with the trustee to discharge the entire indebtedness with respect to such securities.

Modification and Waiver

Utility Holdings, the guarantors and the trustee may amend or supplement the indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all series affected thereby (voting as a single class); provided, however, that such amendment or supplement may not, without the consent of each holder of the debt securities affected thereby:

(1)	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the rate (or change the manner of calculation of the rate) or change the stated maturity for payment of interest on any debt security;

(3)	reduce the principal of or any premium payable upon the redemption of or change the stated maturity for payment of the principal of any debt security;

(4)	waive a default in the payment of the principal of or premium, if any, or interest on any debt security;

(5)	make any changes in the amount of debt securities whose holders may waive a default or event of default, the right of each holder to receive payments of principal of and premium, if any, and interest on the debt securities on and after the due dates, or the amendments, supplements or waivers which may only be effected with consent of each affected security holder;

(6)	make any debt security payable in a currency other than that stated in the debt security;

(7)	impair the holders’ right to institute suit to enforce payment in respect of the debt securities on or after the due date for such payment; or

(8)	release any guarantor from its obligations under any guarantee.

Holders of a majority in principal amount of the outstanding debt securities of all series affected thereby (voting as a single class) may waive certain past defaults and may waive compliance by Utility Holdings with any provision of the indenture relating to such debt securities (subject to the immediately preceding paragraph); provided, however, that:

(1)	without the consent of each holder of debt securities affected thereby, no waiver may be made of a default in the payment of the principal of or premium, if any, or interest on any debt security; and

(2)	only the holders of a majority in principal amount of the outstanding debt securities of a particular series may waive compliance with a provision of the indenture relating to such series or the debt securities of such series having applicability solely to such series.

Events of Default and Notice of Events of Default

The following events are “events of default” with respect to any series of debt securities issued under the indenture:

(1)	failure to pay interest on any debt securities of such series within 30 days of when due or principal or premium, if any, of any debt securities of such series when due (including any sinking fund installment);

(2)	failure to perform any other agreement contained in the debt securities of such series or the indenture (other than an agreement relating solely to another series of debt securities) for 60 days after notice as provided in the indenture;

(3)	certain events of bankruptcy, insolvency or reorganization with respect to Utility Holdings or a guarantor; and

(4)	any guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease to be in full force and effect or any guarantor or any person acting on behalf of such guarantor shall deny or disaffirm its obligations under the guarantee.

Additional or different events of default, if any, applicable to the series of debt securities in respect of which this prospectus is being delivered will be specified in the applicable prospectus supplement.

The trustee under the indenture will, within 75 days after the occurrence of any default (the term “default” to include the events specified above without grace or notice) with respect to any series of debt securities actually known to it, give to the holders of the debt securities notice of the default; provided, however, that, except in the case of a default in the payment of principal of or premium, if any, or interest on any of the debt securities of the series or in the payment of a sinking fund installment, the trustee for the series will be protected in withholding notice if it in good faith determines that the withholding of notice is in the interest of the holders of the debt securities. Utility Holdings will certify to the trustee quarterly as to whether any default exists.

If an event of default with respect to any series of debt securities, other than an event of default resulting from bankruptcy, insolvency or reorganization, shall occur and be continuing, the trustee for the series or the holders of at least 25% in aggregate principal amount of the debt securities of the series then outstanding, by notice in writing Utility Holdings (and to the trustee for the series if given by the holders of the debt securities of the series), will be entitled to declare all unpaid principal of, premium, if any, and accrued but unpaid interest on the debt securities of that series then outstanding to be due and payable immediately.

If an event of default with respect to any series of debt securities resulting from certain events of bankruptcy, insolvency or reorganization shall occur and be continuing, all unpaid principal of, premium, if any, and accrued but unpaid interest on all debt securities of every series then outstanding will be due and payable immediately without any declaration or other act on the part of the trustee for the series or the holders of any debt securities of the series.

The holders of a majority in principal amount of the outstanding debt securities of a series may by notice to the trustee rescind an acceleration and its consequences if (i) all existing events of default, other than the non-payment of the principal of the debt securities that has become due solely by the declaration of acceleration, have been cured or waived, (ii) interest on overdue installments of interest (to the extent lawful), premium, if any, and overdue principal, that has become due otherwise than by the declaration of acceleration, has been paid, (iii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (iv) all payments due to the trustee have been made.

No holder of the debt securities of any series issued under the indenture may pursue any remedy under the indenture unless the trustee for the series shall have failed to act after, among other things, notice of an event of default and request by holders of at least 25% in principal amount of the outstanding debt securities of the series as to which the event of default has occurred and the offer to the trustee for the series of indemnity satisfactory to it; provided, however, that this provision does not affect the right to sue for enforcement of any overdue payment on the debt securities.

Guarantees

Indiana Gas, Southern Indiana Gas and Vectren of Ohio will, jointly and severally, fully and unconditionally guarantee the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the obligations of Utility Holdings under the debt securities of any series and the provisions of the indenture relating to the series. If Utility Holdings’s default in payment of the principal of or interest or any premium on such debt securities, the guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payments. The liability of the guarantors will be independent of, and not in consideration of or contingent upon, the liability of Utility Holdings or the liability of any other party obligated under the debt securities or the indenture. Further, Utility Holdings may in its sole discretion elect to cause each subsequent subsidiary of Utility Holdings to fully and unconditionally guarantee all of the obligations under the debt securities; provided, however, that Utility Holdings has agreed to cause any subsequent subsidiary of Utility Holdings that guarantees other obligations of Utility Holdings to guarantee the obligations under the debt securities.

With respect to each guarantor, the guarantee will be unsecured and will rank equal in right of payment with all of that guarantor’s other unsecured senior indebtedness. Except as otherwise specified in the second succeeding paragraph, the guarantees will remain in full force and effect until payment in full of all of the guaranteed obligations.

Each guarantor’s obligations will be limited to the maximum amount that (after giving effect to all other contingent and fixed liabilities of such guarantor and any collections from, or payments made by or on behalf of, any guarantors) will result in the obligations of such guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Except as otherwise specified in the following paragraph, the guarantees will remain in full force and effect until payment in full of all of the guaranteed obligations.

Notwithstanding the restrictions on transfer described above in “—Merger, Consolidation or Sale of Assets,” if Utility Holdings transfers or causes the transfer of all or substantially all of the voting capital stock or property or assets of any guarantor to any person other than Utility Holdings or a subsidiary of Utility Holdings (including one of the other guarantors), whether by merger, consolidation, sale or other transfer, all of the guarantor’s obligations and liabilities under the guarantee will terminate upon transfer so long as:

(1)	the guarantor has fully repaid all of its indebtedness, if any, to Utility Holdings, and the other guarantors,

(2)	Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and Moody’s Investors Service, Inc., or their successors, have confirmed that, as a result of the transfer, the long term credit rating of Utility Holdings will not fall below BBB- (or its equivalent), in the case of Standard & Poor’s, and Baa3 (or its equivalent), in the case of Moody’s, and

(3)	immediately before and immediately after giving effect to such transaction, no event of default and no event which, after notice or passage of time or both, would become an event of default shall have occurred and be continuing.

The prospectus supplement for a particular issue of debt securities will describe any additional material terms of the guarantees.

The Trustee

The trustee under the indenture is U.S. Bank National Association. The indenture contains certain limitations on the right of the trustee, as the creditor of Utility Holdings, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

The holders of a majority in principal amount of all outstanding debt securities of a series (or if more than one series is affected thereby, of all series so affected, voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee for such series or all such series so affected.

In case an event of default shall occur (and shall not be cured) under the provisions of the indenture relating to a series of debt securities and is actually known to a responsible officer of the trustee for the series, the trustee will exercise such of the rights and powers vested in it by the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will not be under any obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless they shall have offered to the trustee reasonable security or indemnity.

Governing Law

The indenture, the debt securities and the guarantees will be governed by the laws of the State of Indiana.

Global Securities; Book-Entry System

Utility Holdings may issue the debt securities of any series in whole or in part in the form of one or more global securities to be deposited with, or on behalf of, a depository (the “depository”) identified in the prospectus supplement relating to such series. Global securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company (“DTC”), as depository. Global securities will be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee of the depository to a successor depository or any nominee of the successor.

The specific terms of the depository arrangement with respect to any series of debt securities will be described in the prospectus supplement relating to the series. We expect that unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to depository arrangements.

Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by the global security to the accounts of persons that have accounts with the depository (“participants”). Such accounts will be designated by the underwriters, dealers or agents with respect to the debt securities or by Utility Holdings if the debt securities are offered directly by Utility Holdings. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants.

Utility Holdings expects that, pursuant to procedures established by DTC, ownership of beneficial interests in any global security with respect to which DTC is the depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants) and records of participants (with respect to beneficial interests of persons who hold through participants). Neither Utility Holdings nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered holder of the global security, the depository or the nominee, as the case may be, will be considered the sole owner of the debt securities represented by the global security for all purposes under the indenture. Except as described below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities in definitive form and will not be considered the owners or holders of the debt securities under the indenture. Beneficial owners of debt securities evidenced by a global security will not be considered the owners or holders of the debt securities under the indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security with respect to which DTC is the depository must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the indenture. Utility Holdings understands that, under existing industry practice, if Utility Holdings requests any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and the participants would authorize beneficial owners through the participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

Payments of principal of, and any premium and interest on, individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to or at the direction of the depository or its nominee, as the case may be, as the registered owner of the global security under the indenture. Under the terms of the indenture, Utility Holdings and the trustee may treat the persons in whose name debt securities, including a global security, are registered as the owners of the debt securities for the purpose of receiving payments. Consequently, neither Utility Holdings nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities (including principal and interest). Utility Holdings believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of DTC or its nominee. Utility Holdings also expects that payments by participants to owners of beneficial interests in the global security held through participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of the participants. Redemption notices with respect to any debt securities represented by a global security will be sent to the depository or its nominee. If less than all of the debt securities of any series are to be redeemed, Utility Holdings expects the depository to determine the amount of the interest of each participant in the debt securities to be redeemed to be determined by lot. None of Utility Holdings, the trustee, any paying agent or the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for the debt securities or for maintaining any records with respect to the debt securities.

Neither Utility Holdings nor the trustee will be liable for any delay by the holders of a global security or the depository in identifying the beneficial owners of debt securities and Utility Holdings and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global security or the depository for all purposes. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

If a depository for any debt securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by Utility Holdings within 90 days or if an event of default under the indenture occurs and is continuing, Utility Holdings will issue individual debt securities in exchange for the global security representing the debt securities. In addition, Utility Holdings may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any of the debt securities represented by one or more global securities and in such event will issue individual debt securities in exchange for the global security or securities representing the debt securities. Individual debt securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

All moneys paid by Utility Holdings to a paying agent or a trustee for the payment of the principal of or interest on any debt security which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to Utility Holdings, and the holder of such debt security thereafter may look only to Utility Holdings for payment thereof.

PLAN OF DISTRIBUTION

We may sell securities:

•	to the public through underwriters,

•	to private investors through agents or dealers,

•	directly to purchasers,

•	or through a combination of these methods.

We may effect the distribution of the securities from time to time in one or more transactions:

•	at a fixed price or prices which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to those prevailing market prices; or

•	at negotiated prices.

In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any underwriter, dealer or agent will be identified, and any such compensation received from us will be described, in a prospectus supplement or pricing supplement.

Under certain circumstances, remarketing firms may repurchase securities and reoffer them to the public as set forth above. Any remarketing firm and the terms of its agreement with us will be identified in the prospectus supplement. Remarketing firms may be deemed to be underwriters with respect to the securities they remarket.

If so indicated in the prospectus supplement, we will authorize underwriters to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than the amount stated in the prospectus supplement, and, unless we otherwise agree, the aggregate principal amount of securities sold pursuant to the contracts will not be more than the amount stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the securities covered under that contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject.

We will indemnify the agents and the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the agents or the underwriters may be required to make.

LEGAL MATTERS

Certain legal matters related to the securities we are offering by this prospectus will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana, and by Kegler, Brown, Hill & Ritter, Columbus, Ohio.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from Vectren Corporation’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the changes in the method of accounting for goodwill described in Note 2G and financial derivative instruments and hedging activities described in Note 16, and the restatement described in Note 3), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from Vectren Utility Holdings, Inc.’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the changes in the method of accounting for goodwill described in Note 2G and financial derivative instruments and hedging activities described in Note 12, and the restatement described in Note 3), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Vectren and Utility Holdings file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read our filings over the Internet at our web site at http://www.vectren.com or at the SEC’s web site at http://www.sec.gov. You may also read and copy this information at or obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

Vectren’s common stock and Utility Holdings’s 7 1/4% Senior Notes due October 15, 2031 are listed on the New York Stock Exchange, and you can inspect reports, proxy statements and other information about Vectren or Utility Holdings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

This prospectus is part of a registration statement on Form S-3 that Vectren, Utility Holdings, Indiana Gas, Southern Indiana Gas and Vectren of Ohio jointly have filed with the SEC to register the securities we are offering. This prospectus does not contain all of the information that is important to you. You should read the registration statement, including the attached exhibits and schedules and the documents incorporated by reference in this prospectus, for additional relevant information about us and the securities we are offering.

INCORPORATION OF INFORMATION

WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus certain information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is contained or otherwise incorporated by reference in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the effectiveness of the registration statement that registers the securities we are offering until the termination of the offering being made by this prospectus.

•	Annual Report of Vectren on Form 10-K for the year ended December 31, 2002, as amended by the Annual Report of Vectren on Form 10-K/A filed on June 18, 2003;

•	Quarterly Report of Vectren on Form 10-Q for the quarter ended March 31, 2003;

•	Current Reports of Vectren on Form 8-K filed with the SEC on July 23, 2003, March 31, 2003 and January 31, 2003, and Item 5 (but not Items 9 and 12) of a Current Report of Vectren on Form 8-K filed on July 11, 2003;

•	Annual Report of Utility Holdings on Form 10-K for the year ended December 31, 2002, as amended by the Annual Report of Utility Holdings on Form 10-K/A filed on June 18, 2003;

•	Quarterly Report of Utility Holdings on Form 10-Q for the quarter ended March 31, 2003;

•	Current Report of Utility Holdings on Form 8-K filed with the SEC on July 23, 2003 and January 31, 2003, and Item 5 (but not Items 9 and 12) of a Current Report of Utility Holdings on Form 8-K filed on July 11, 2003;

•	The description of Vectren’s common stock contained in its registration statement on Form 8-A filed on November 16, 1999; and

•	The description of Vectren’s common stock purchase rights contained in its registration statement on Form 8-A filed on November 16, 1999.

You may obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus, by making a request to us in writing or by telephone at the following address:

Investor Relations

Vectren Corporation

20 N.W. Fourth Street

Evansville, Indiana 47708

(812) 491-4000

Vectren Utility Holdings, Inc.

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% Senior Notes due                    ,

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